Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
	$	$	$	$

Available earnings:
Earnings before income taxes and equity earnings	95	28	202	1
Add fixed charges:
Interest expense incurred	24	19	73	61
Amortization of debt expense and discount	1	1	3	3
Interest portion of rental expense (1)	2	3	7	8

Total earnings as defined	122	51	285	73

Fixed charges:
Interest expense incurred	24	19	73	61
Amortization of debt expense and discount	1	1	3	3
Interest portion of rental expense (1)	2	3	7	8

Total fixed charges	27	23	83	72
Ratio of earnings to fixed charges	4.5	2.2	3.4	1.0

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).